

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Mr. Scott Durbin
Chief Financial Officer
Aastrom Biosciences, Inc.
24 Frank Lloyd Wright Drive,
P. O. Box 376,
Ann Arbor, MI 48106

Re: Aastrom Biosciences, Inc.
Form 10-K for the Year Ended June 30, 2010
Form 10-K/A for the Year Ended June 30, 2010
File No. 000-22025

Dear Mr. Durbin:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                            Sincerely,

                                                            Gus Rodriguez
                                                            Accounting Branch Chief